# CFO Services Group

## Statement of Cash Flows
### January - December 2019

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -82,316.66 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivables:Operating Receivables | -19,738.00 |
| Prepaid Expenses:Marketing / Lead Generation (deleted) | 25,000.00 |
| Prepaid Expenses:Office Security Deposit | -1,511.30 |
| Prepaid Expenses:Professional Retainers | 1,000.00 |
| Accounts Payables | -27,584.77 |
| Credit Cards:CitiCard American Airlines | -142.64 |
| Credit Cards:PayPal Credit | 2,795.03 |
| Credit Cards:Wells Fargo Credit Card | 14,804.03 |
| Due To Clients:Client Deposits | 3,735.00 |
| Payroll Liabilities:Benefits Payable:401k Payable | -377.70 |
| Payroll Liabilities:Benefits Payable:Dental & Vision Payable | 0.00 |
| Payroll Liabilities:Benefits Payable:Medical Payable | 1,140.62 |
| Payroll Liabilities:Expense Reimbursements Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-879.73** |
| **Net cash provided by operating activities** | **$ -83,196.39** |
| FINANCING ACTIVITIES | |
| Loans:Loan From WACIF (A) | 43,673.93 |
| Loans:Loan From WACIF (B) | 13,102.23 |
| Equity - Manuel Cosme:Withdrawals & Contributions | 0.00 |
| Retained Earnings | 5,478.54 |
| **Net cash provided by financing activities** | **$62,254.70** |
| NET CASH INCREASE FOR PERIOD | **$ -20,941.69** |
| Cash at beginning of period | 27,515.30 |
| CASH AT END OF PERIOD | **$6,573.61** |